

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2022

Yifan Li
Chief Executive Officer
Hesai Group
9th Floor, Building L2-B
1588 Zhuguang Road, Qingpu District
Shanghai 201702
People's Republic of China

> **Re: Hesai Group**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted December 21, 2021**
> **CIK No. 0001861737**

Dear Dr. Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2021 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1. Please disclose here and in the prospectus summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Summary of Combined and Consolidated Financial Data, page 19

2. We note your response to prior comment no. 3. Please clarify whether the stock-based compensation amounts included in the pro forma net loss per share were separately determined for each period as if the IPO was effective as of each reporting date. That is, explain whether the RMD49.9 stock-based compensation recorded for the nine months ending September 30, 2021 includes expenses attributable to options that were outstanding during 2020. The pro forma stock-compensation expense should be calculated assuming that the IPO was effective on January 1, 2020 for both reporting periods, and that the service conditions that were met through the IPO effectiveness date were met as of January 1, 2020.

Risk Factors

Our auditor is currently not subject to inspections by the PCAOB..., page 29

3. Please update your disclosure to reflect that the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Unaudited Consolidated Financial Statements for the Nine Months Ended September 30, 2020 and 2021

Notes to Unaudited Financial Statements

8. Derivative Liability, page F-48

4. Please revise your disclosure to clarify if the redemption value of the redeemable preferred shares is presented in thousands of RMB or thousands of USD.

17. Subsequent Events, page F-59

5. Please disclose the unrecognized compensation expense associated with share options granted subsequent to September 30, 2021.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Z. Julie Gao, Esq.